FORM 4                 U.S. SECURITIES AND EXCHANGE COMMISSION
     Check this                       WASHINGTON, D.C.  20549
box if no longer
subject to Section                    STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP OF SECUR                 ITIES
16.  Form 4 or Form
5 obligations may
continue.  See
Instruction 1(b).

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940
____________________________________________________________________________
1. Name and Address of Reporting Person
        Sachs                      Robert
   _________________________________________________________________________
       (Last)                      (First)                    (Middle)
   200 North Swall Drive, PH 58
   _________________________________________________________________________
                                  (Street)
   Beverly Hills                     CA                        90211
   _________________________________________________________________________
       (City)                      (State)                      (Zip)
____________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol
   Information Management Technologies Corporation, IMTKA
____________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)
____________________________________________________________________________
4. Statement for Month/Year                        March 1999
____________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)
____________________________________________________________________________
6. Relationship of Reporting Person to Issuer (Check all applicable)
 (  ) Director
 (XX) 10% Owner
 (  ) Officer (give title below)
 (  ) Other (Specify below)
____________________________________________________________________________
7. Individual or Joint/Group Filing (Check applicable line)
   XX Form filed by One Reporting Person
   ___Form filed by More than One Reporting Person


FORM 4 (continued)   Table I - Non-Derivative Securities Acquired,
                      Disposed of, or Beneficially Owned
_______________________________________________________________________________
|1. Title of |2. Trans-|3. Trans-|4. Securities |5. Amount|6. Owner-|7. Na- | |Security |action |action |Acquired (A) or |of Secur-|ship |ture of|
|(Instr. 3)  |Date     |Code     |Disposed of (D) |ities    |Form:    |Indi-  |
|            |(Month/  |(Instr.  |(Instr. 3, 4 and|Benefic- |Direct   |rect   |
|            |Day/Year)|8)       |5)              |ially    |(D) or   |Bene-  |
|            |         |_________|________________|Owned at |Indirect |ficial |
|            |         |    |    |Amount|(A)|Price|End of   |(I)      |Owner- |
|            |         |Code| V  |      |or |     |Month    |(Instr.  |ship   |
|            |         |    |    |      |(D)|     |(Instr. 3|4)       |(Instr.|
|            |         |    |    |      |   |     |and 4)   |         |4)
|
|            |         |    |    |      |   |     |         |         |
|
|Common Stock|3/22/99  |J<1>|    | <1>  | A | <1> |2,101,800|   (I)   | <2>
|
|Common Stock|3/22/99  |J<1>|    | <1>  | A | <1> |1,043,002|   (I)   | <3>
|
|Common Stock|3/22/99  |J<1>|    | <1>  | A | <1> |  719,422|   (I)   | <4>
|
|Common Stock|3/22/99  |J<1>|    | <1>  | A | <1> |2,289,098|   (I)   | <5>
|

|____________|_________|____|____|______|___|_____|_________|_________|_______|
*If the Form is filed by more than one Reporting Person, See Instruction
4(b)(v).
Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
           Table II - Derivative Securities Acquired, Disposed of,
                            or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)
_______________________________________________________________________________
|1. Title of |2. Conver- |3. Trans- |4. Trans-|5. Number of  |6. Date Exer-   |
|Derivative  |sion or    |action    |action   |Derivative    |cisable and     |
|Security    |Exercise   |Date      |Code     |Securities    |Expiration      |
|(Instr. 3)  |Price of   |Month/    |(Instr.  |Acquired (A)  |Date            |
|            |Derivative |Day/Year  |8)       |or Disposed   |(Month/Day/     |
|            |Security   |          |         |of (D)        |Year)           |
|            |           |          |         |(Instr. 3,    |                |
|            |           |          |         |4 and 5)      |                |
|            |           |          |_________|______________|________________|
|            |           |          |Code| V  |  (A)  |  (D) |Date   |Expira- |
|            |           |          |    |    |       |      |Exer-  |tion    |
|            |           |          |    |    |       |      |cisable|Date    |
|____________|___________|__________|____|____|_______|______|_______|________|
|Class A     | $1.75     |   <6>    |J<6>|    | 23,750|      |present|4/5/00  |
|Warrants    |           |          |    |    |       |      |       |        |
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.50     |   <6>    |J<6>|    |225,000|      |present|11/27/00|
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.50     |   <6>    |J<6>|    | 74,793|      |present|12/15/00|
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.00     |   <6>    |J<6>|    |  8,178|      |present|12/15/00|
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.00     |   <6>    |J<6>|    | 22,711|      |present|12/15/00|
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.00     |   <6>    |J<6>|    | 36,337|      |present|12/15/00|
|____________|___________|__________|____|____|_______|______|_______|________|
|Options     | $2.00     |   <6>    |J<6>|    | 39,667|      |present|12/15/00|
|____________|___________|__________|____|____|_______|______|_______|________|



_______________________________________________________________________________
|1. Title of |7. Title and |8. Price-|9. Number |10. Ownership |11. Nature | |Derivative |Amount of |of Deri- |of Deriv- |Form of Deriva-|of Indirect|
|Security    |Underlying     |vative   |ative     |tive Security: |Beneficial |
|(Instr. 3)  |Securities     |Security |Securities|Direct ((D)    |Ownership  |
|            |(Instr. 3      |(Instr.  |Benefic-  |Indirect (I)   |(Instr. 4) |
|            |and 4)         |5)       |ially     |(Instr. 4)     |           |
|            |_______________|         |Owned at  |               |           |
|            |     |Amount or|         |End of    |               |           |
|            |Title|Number of|         |Month     |               |           |
|            |     |Shares   |         |(Instr. 4)|               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Class A     |Com- |  23,750 |   <6>   |  23,750  |     (I)       |    <2>    |
|Warrants    |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- | 225,000 |   <6>   | 225,000  |     (D)       |           |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- |  74,793 |   <6>   |  74,793  |     (D)       |           |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- |   8,178 |   <6>   |   8,178  |     (I)       |    <3>    |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- |  22,711 |   <6>   |  22,711  |     (I)       |    <4>    |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- |  36,337 |   <6>   |  36,337  |     (I)       |    <5>    |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
|Options     |Com- |  39,667 |   <6>   |  39,667  |     (I)       |    <2>    |
|            |mon  |         |         |          |               |           |
|____________|_____|_________|_________|__________|_______________|___________|
   Explanation of Responses:

<1> The Investment Annuity of Robert Sachs (the "Investment Annuity"), New
Nibco Inc. ("New Nibco"), Nibco Nevada Inc. ("Nibco Nevada") and RHS Corp. ("RHS" and, together with the Investment Annuity, New Nibco and Nibco Nevada, the "Entities"), all of which are controlled by Robert Sachs ("Sachs"), owned convertible subordinated debentures issued by Information Management Technologies Corporation ("Imtech") (Investment Annuity - $225,000 principal amount, New Nibco - $141,000 principal amount, Nibco Nevada - $50,000 principal amount and RHS - $250,000 principal amount). The debentures were exchanged for shares of Imtech 12% Redeemable Convertible Preferred Stock ("Preferred Stock") in 1996. The Preferred Stock was convertible into Imtech Common Stock ("Common Stock") at a ratio based upon the trading price of the Common Stock. The Entities requested conversion of their Preferred Stock during the autumn of 1998 and received an aggregate of 1,591,649 shares of Common Stock (Investment Annuity - 633,518 shares, New Nibco - 140,783 shares, Nibco Nevada - 397,005 shares and RHS - 422,343 shares) on December 29, 1998. The number of shares of Common Stock which the Entities received on December 29, 1998, was substantially less than the number of shares to which they believed they were entitled under the terms of the Preferred Stock and the Entities requested that additional shares of Common Stock be issued to them on several occasions. Imtech refused to issue the additional shares requested by the Entities. On January 29, 1999, the Investment Annuity, New Nibco, Nibco Nevada, RHS and Sachs filed suit against Imtech in the Federal District Court in the Southern District of New York seeking an award of additional shares of Common Stock. Pursuant to the Order signed by Judge Irving Pollack on March 15, 1999, and stipulated to by all parties on March 25, 1999, Imtech instructed its transfer agent to issue 1,450,882 additional shares of Common Stock to the Investment Annuity, 902,219 additional shares of Common Stock to New Nibco, 322,417 additional shares of Common Stock to Nibco Nevada and 1,893,655 additional shares of Common Stock to RHS.
<2> As beneficiary of the Investment Annuity of Robert Sachs.
<3> As sole stockholder of New Nibco.
<4> As sole stockholder of Nibco Nevada.
<5> As sole stockholder of RHS.
<6> The options were acquired in connection with the 1996 exchange of debentures for Preferred Stock described in note <1>. Some were acquired as part of the exchange and others were acquired in consideration for assisting in structuring the exchange.

          s/ Robert Sachs                               4/27/99
   **  Signature of Reporting Person                     Date



   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.